NO ACT

PE
11-16-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

09013106

Received SEC

DEC 16 2009

Washington, DC 20549

December 16, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-16-2009

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Cardinal Health, Inc.
Incoming letter dated November 16, 2009

Dear Mr. Mueller:

This is in response to your letter dated November 16, 2009 concerning the shareholder proposal submitted to Cardinal Health by Sisters of the Sorrowful Mother International Finance, Inc. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Sister M. Cecile Paulik
Senior Administrative Assistant
Sisters of the Sorrowful Mother International Finance, Inc.
9056 N. Deerbrook Trail
Brown Deer, WI 53223

December 16, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cardinal Health, Inc.
Incoming letter dated November 16, 2009

The proposal relates to executive compensation.

There appears to be some basis for your view that Cardinal Health may exclude the proposal under rule 14a-8(e)(2) because Cardinal Health received it after the deadline for submitting proposals for the 2009 annual meeting. Accordingly, we will not recommend enforcement action to the Commission if Cardinal Health omits the proposal from its proxy materials for the 2009 annual meeting in reliance on rule 14a-8(e)(2).

We note that Cardinal Health did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it filed definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Cardinal Health's request that the 80-day requirement be waived.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS
1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

November 16, 2009

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 18451-00020

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Cardinal Health, Inc.*
Shareholder Proposal of Sisters of the Sorrowful Mother International Finance, Inc.
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Cardinal Health, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareholders (collectively, the "2009 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the Sisters of the Sorrowful Mother International Finance, Inc. (the "Proponent"). The cover letter accompanying the Proposal states that the Proposal is being submitted for inclusion in the proxy statement for "the next annual meeting of Cardinal Health, Inc. shareholders." The Proposal concerns making a report of the Company's executive compensation policies available to shareholders upon request. A copy of the Proposal is attached to this letter as Exhibit A. Pursuant to Rule 14a-8(j), we have concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(e)(2) because the Proponent failed to timely submit the Proposal. In addition, the Company requests that the Staff waive the 80-day deadline in Rule 14a-8(j)(1) for good cause.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(e)(2) Because The Proponent Failed To Timely Submit The Proposal.

Under Rule 14a-8(e)(2), a shareholder proposal submitted with respect to a company's regularly scheduled annual meeting must be received at the company's "principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Pursuant to Rule 14a-5(e), the Company disclosed in its 2008 proxy statement the deadline for submitting shareholder proposals, as well as the method for submitting such proposals, for the Company's 2009 Annual Meeting. Specifically, page 94 of the Company's 2008 proxy statement (a copy of which is attached to this letter as Exhibit B) states:

> Future Shareholder Proposals
>
> Any shareholder who intends to present a proposal for other business for inclusion in the proxy statement and form of proxy relating to our 2009 annual meeting of shareholders under Exchange Act Rule 14a-8 is advised that the proposal must be received by us at our principal executive offices not later than the close of business (5:00 p.m. Eastern Time) on June 3, 2009 and sent to the attention of our Corporate Secretary, facsimile number (614) 652-7325. We will not be required to include in our proxy statement or form of proxy a shareholder proposal that is received after that date or that otherwise fails to meet the requirements for shareholder proposals established by SEC regulations.

As noted above, the cover letter accompanying the Proposal states that the Proposal is being submitted for inclusion in the proxy statement for "the next annual meeting of Cardinal Health, Inc. shareholders." The Company received the Proposal on November 3, 2009, less than one week before the Company's 2009 Annual Meeting of Shareholders and five months after the June 3, 2009 deadline.

Rule 14a-8(e)(2) provides that the 120 calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. The Company's 2008 Annual Meeting of Shareowners was held on November 5, 2008, and the Company's 2009 Annual Meeting was held on November 4, 2009.

Accordingly, the 2009 Annual Meeting was not moved by more than 30 days, and thus, the deadline for shareholder proposals is that which is disclosed in the Company's 2008 proxy statement.

On numerous occasions, the Staff has concurred with the exclusion of a proposal pursuant to Rule 14a-8(e)(2) on the basis that it was submitted to the company on an untimely basis. *See, e.g., General Electric Co.* (avail. Mar. 19, 2009) (permitting the exclusion of a proposal received over two months after the deadline stated in the previous year's proxy statement); *Verizon Communications, Inc.* (avail. Jan. 29, 2008) (permitting the exclusion of a proposal submitted to the company's principal executive office 20 days after the deadline); *City National Corp.* (avail. Jan. 17, 2008) (permitting the exclusion of a proposal when it was received one day after the deadline, even though it was mailed one week earlier); *General Electric Co.* (avail. Mar. 7, 2006) (permitting the exclusion of a proposal received over two months after the deadline stated in the previous year's proxy statement).

The Company has not provided the Proponent with the 14-day notice described in Rule 14a-8(f)(1) because such a notice is not required if a proposal's defect cannot be cured. As stated in Staff Legal Bulletin No. 14 (July 13, 2001), Rule 14a-8(f)(1) does not require the 14-day notice in connection with a proponent's failure to submit a proposal by the submission deadline set forth under Rule 14a-8(e). Accordingly, the Company is not required to send a notice under Rule 14a-8(f)(1) in order for the Proposal to be excluded under Rule 14a-8(e)(2).

We therefore request that the Staff concur that the Proposal may properly be excluded from the 2009 Proxy Materials because the Proponent failed to submit the Proposal within the time frame required under Rule 14a-8(e)(2).

II. Waiver of the 80-Day Requirement in Rule 14a-8(j)(1) is Appropriate.

The Company further requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff to waive the deadline if a company can show "good cause." The Company did not receive the Proposal until November 3, 2009, 116 days after the 80-day deadline. The Staff has consistently found "good cause" to waive the 80-day requirement in Rule 14a-8(j)(1) where the untimely submission of a proposal prevented a company from satisfying the 80-day provision. *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004) (indicating that the "most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed"); *Barnes & Noble, Inc.* (avail. June 3, 2008); *DTE Energy Co.* (avail. Mar. 24, 2008); *Alcoa Inc.* (avail. Feb. 25, 2008); *General Electric Co.* (avail.

Mar. 7, 2006); *General Electric Co.* (avail. Feb. 10, 2005) (each waiving the 80-day requirement when the proposal was received by the company after the submission deadline).

The Proposal was submitted to the Company after the 80-day deadline had passed. Accordingly, we believe that the Company has "good cause" for its inability to meet the 80-day requirement, and based on the foregoing precedent, we respectfully request that the Staff waive the 80-day requirement with respect to this letter.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or James Barnett, Vice President and Associate General Counsel, Corporate and Securities, of Cardinal Health, Inc. at (614) 757-4514.

Sincerely,

Ronald O. Mueller

ROM/ggf
Enclosures

cc: James Barnett, Cardinal Health, Inc.
Rev. Michael Crosby

100759061_2.DOC

Exhibit A

Congregation of the Sisters of the Sorrowful Mother
Third Order Regular of Saint Francis of Assisi

Sisters of the Sorrowful Mother International Finance, Inc.
9056 N. Deerbrook Trail • Brown Deer, WI 53223 • Tel 414-357-8940 • Fax 414-357-8950

George S. Barrett, CEO
Cardinal Health, Inc.
7000 Cardinal Place
Dublin, Ohio 43017

November 2, 2009

Dear Mr. Barrett:

The Sisters of the Sorrowful Mother International Finance, Inc., (SSM International Finance) is a shareholder in Cardinal Health, Inc. As a faith-based organization we are concerned about the data that we see that indicates the disparity between the rich and poor in our nation and world is not being alleviated.

Because Cardinal Health, Inc. is a Fortune 500 company and identified as part of the "health care industry," we hope that it is not contributing to the disparity above in the way it determines the compensation of its top executives vis-à-vis its lowest paid employees in the U.S.A. This compensation, of course, would include any disparities in their health care benefits. To have a great disparity would only add to the problems connected with the promotion of universal health care that is equitable and just for all citizens.

SSM International Finance is also part of the Interfaith Center on Corporate Responsibility (ICCR). For some years ICCR members have been addressing the issue of health care vis-à-vis "principles" for companies, both in the health care industry and outside. However, now we see a particular need to determine the total compensation packages of the highest and lowest paid U.S. employees of companies in the health care industry itself. Thus the enclosed.

SSM International Finance has owned for more than one year at least $2,000 of stock in Cardinal Health, Inc. Under separate cover you will receive a letter from our custodian that, as of November 2, 2009, we have owned these shares at least one year. We will hold at least this amount through the next annual meeting which I will attend either in person or via proxy.

As Corporate Responsibility Agent of the Sisters of the Sorrowful Mother, I hereby am authorized to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of Cardinal Health, Inc. shareholders. I ask that all correspondence be directed to Rev. Michael Crosby, OFM Cap., 1015 N. 9th Street, Milwaukee, WI 53233, who is our representative in this matter. I do this filing according to Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

We look forward to a constructive conversation with you on this issue, hoping that it will lead us to believe we should be withdrawing the resolution.

Sincerely yours,

Sister M. Cecile Paulik

Sister M. Cecile Paulik
Senior Administrative Assistant
SSM International Finance, Inc.

Enclosed: Shareholder Resolution
Copy: Rev. Michael Crosby, OFM Cap.

To bring fuller life to others

Um anderen die Fülle des Lebens zu bringen • Per portare vita piena agli altri •Levar vida plena aos outros

Pay Disparity

WHEREAS shareholders, the government, citizens and investors are increasingly concerned about seemingly out of control growth in compensation packages for top executives at certain U.S. corporations. Oftentimes these packages reveal a greatly increased pay gap between highest and lowest paid employees.

However "extravagant executive pay" may be, *Business Week* (09.01.08) indicates that it seems to be the norm. It stated: "Chief executive officers at companies in the Standard & Poor's 500-stock index earned more than $4,000 an hour each last year." It noted that the approximate time that an S&P 500 CEO worked 3 hours in 2007 "to earn what a minimum-wage worker earned for a full year."

Compounding this disparity, many employers have shifted a greater share of the overall health costs onto employees and their families. This makes lower-wage employees bear the burden of increased premiums, higher deductibles and out-of-pocket expenses. A McKinsey Global Institute study (April, 2009) showed that increased health benefit costs have negatively impacted lower wage employees more than higher income employees.

As shareholders concerned about all our employees, we note that executive severance packages, including continuing health care benefits, are benefits usually not available to other laid off employees.

As part of its overall compensation package, companies like Kraft have asked executives with the highest salaries to pay health care premiums up to four times that of the lowest paid workers for the same insurance.

Recently, in light of concerns about possible excessive profiteering in their industry, various health care companies have been asked to produce compensation information by House Energy and Commerce Chair Henry Waxman.

Consequently, as shareowners, we seek the following information to better understand our company's total compensation benefits (including health benefits), for executives and average employees:

RESOLVED: shareholders request the Board's Compensation Committee initiate a review of our company's executive compensation policies and make available, upon request, a report of that review by October 1, 2010 (omitting confidential information and processed at a reasonable cost). We request that the Committee consider including in the report:

1. A comparison of the total compensation package of our company's top executives and our lowest paid employees (including health care benefits and costs), in the United States in July 2000, July 2004 and July 2009.
2. An analysis of any changes in the relative size of the gap between the two groups and an analysis and rationale justifying any such trend.
3. An evaluation of whether our top executive compensation packages (including, options, benefits, perks, loans, health care, and retirement agreements) would be considered "excessive" and should be modified to be kept within reasonable boundaries.
4. An explanation of whether any such comparison of compensation packages (including health care benefits) of our highest and lowest paid workers, invites changes in executive compensation, including health care benefits for departing executives, to more reasonable and justifiable levels, and whether the Board should monitor the results of this comparison in the future—with greater equity as the goal.

2010PayDisparity.10.29.09 496 words, excluding title

Exhibit B

Table of Contents

CardinalHealth™

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD NOVEMBER 5, 2008

DATE AND TIME:	Wednesday, November 5, 2008 at 2:00 p.m. Local Time
LOCATION:	Cardinal Health, Inc., 7000 Cardinal Place, Dublin, OH 43017
PURPOSE:	(1) To elect each of the twelve nominees named in the accompanying proxy statement (or, if necessary, any substitute nominees selected by the Board of Directors) as a director, each to serve until the 2009 annual meeting and until his or her successor is duly elected and qualified;
	(2) To ratify the selection of Ernst & Young LLP as Cardinal Health's independent registered public accounting firm for the fiscal year ending June 30, 2009;
	(3) To approve amendments to Cardinal Health's Amended and Restated Articles of Incorporation and Restated Code of Regulations to implement a majority voting standard for uncontested elections of directors;
	(4) To approve amendments to Cardinal Health's Amended and Restated Articles of Incorporation and Restated Code of Regulations to eliminate cumulative voting;
	(5) To approve amendments to Cardinal Health's Restated Code of Regulations to establish procedures for advance notice of director nominations and other proposals and related administrative matters at shareholder meetings;
	(6) To approve an amendment to Cardinal Health's Amended and Restated Articles of Incorporation to eliminate the reference to the minimum amount of stated capital with which it may begin business and to state expressly that its common shares have no stated capital;
	(7) To approve an amended and restated 2005 Long-Term Incentive Plan;
	(8) To approve an amended and restated Employee Stock Purchase Plan;
	(9) To vote on a proposal submitted by a shareholder, if properly presented at the meeting; and
	(10) To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.
WHO MAY VOTE:	Shareholders of record at the close of business on September 8, 2008 are entitled to vote at the meeting or any adjournment or postponement thereof.

By Order of the Board of Directors.

/s/ Ivan K. Fong

IVAN K. FONG, *Secretary*

September 29, 2008

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on November 5, 2008:

This proxy statement and Cardinal Health's 2008 annual report to shareholders are also available on Cardinal Health's website at www.cardinalhealth.com/proxymaterials.

FUTURE SHAREHOLDER PROPOSALS

Any shareholder who intends to present a proposal for other business for inclusion in the proxy statement and form of proxy relating to our 2009 annual meeting of shareholders under Exchange Act Rule 14a-8 is advised that the proposal must be received by us at our principal executive offices not later than the close of business (5:00 p.m. Eastern Time) on June 3, 2009 and sent to the attention of our Corporate Secretary, facsimile number (614) 652-7325. We will not be required to include in our proxy statement or form of proxy a shareholder proposal that is received after that date or that otherwise fails to meet the requirements for shareholder proposals established by SEC regulations.

If Proposals 3, 4 and 5 are approved by our shareholders at the Annual Meeting, a shareholder who intends to present a nomination for election to the Board of Directors or a proposal for other business at our 2009 annual meeting of shareholders must comply with the notice requirements set forth in the Code of Regulations as amended and such business must otherwise be a proper matter for shareholder action. In such event, the shareholder must deliver proper written notice to our Corporate Secretary at our principal executive office not later than the close of business on the 70th day nor earlier than the close of business on the 130th day prior to the first anniversary of the preceding year's annual meeting. Accordingly, written notice of nominations or proposals for other business for the 2009 annual meeting must be delivered to our Corporate Secretary at our principal executive office no later than August 27, 2009 and no earlier than June 28, 2009. If the date of the 2009 annual meeting is more than 30 days before or more than 60 days after November 5, 2009, written notice must be delivered not earlier than the close of business on the 130th day prior to the 2009 annual meeting and not later than the close of business on the later of the 70th day prior to the 2009 annual meeting or the 10th day following the day on which public announcement of the date of the 2009 annual meeting is first made by Cardinal Health.

If any of Proposals 3, 4 or 5 is not approved by our shareholders at the Annual Meeting, the time periods described in the preceding paragraph will not apply to a shareholder who wishes to present a proposal at our 2009 annual meeting without the inclusion of that proposal in our proxy materials; provided, however, that proxies solicited by the Board for the 2009 annual meeting will confer discretionary authority to vote on any such proposal unless (a) we receive written notice of the proposal on or before August 17, 2009 and (b) the shareholder satisfies other requirements of the SEC rules.